UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Martha Stewart Living Omnimedia, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
573083102
(CUSIP Number)
Peter Hurwitz, Esq.
Martha Stewart Living Omnimedia, Inc.
601 West 26th Street
New York, New York 10001
(212) 827-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	573083102

1	NAMES OF REPORTING PERSONS Martha Stewart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		582,416 shares of Class A Common Stock (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,783,655 shares of Class A Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		582,416 shares of Class A Common Stock (1)

WITH:	8	SHARED DISPOSITIVE POWER

27,783,655 shares of Class A Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,366,071 shares of Class A Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

51.4%(3)

12	TYPE OF REPORTING PERSON

IN
(1) Includes (i) 5,100 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of Martha Stewart Living Omnimedia, Inc. (the “Company”) held directly by the Reporting Person (ii) 547,500 shares of the Company’s Class A Common Stock, which are subject to options exercisable by the Reporting Person, and (iii) 29,816 shares of Class A Common Stock held by the Martha Stewart 1999 Family Trust (the “1999 Trust”), of which the Reporting Person is the sole trustee.
(2) Includes (i) 822,990 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation (the “Foundation”), of which the Reporting Person is a co-trustee, (ii) 37,270 shares of Class A Common Stock held by the Martha Stewart 2000 Family Trust (the “2000 Trust”), of which the Reporting Person is a co-trustee, (iii) 10,648 shares of Class A Common Stock held by M. Stewart, Inc., the general partner of Martha Stewart Partners, L.P., of which the Reporting Person is the sole director, (iv) 222,622 shares of Class A Common Stock held by the Martha Stewart Family Limited Partnership (“MSFLP”), of which the Reporting Person is the general partner, and (v) 26,690,125 shares of the Company’s Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”) each of which is convertible at the option of the holder into one share of the Company’s Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by the Reporting Person as the sole general partner of MSFLP.
(3) Based upon a total of 27,990,067 shares of the Company’s Class A Common Stock outstanding as of November 5, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, and assumes (i) the conversion of 26,690,125 shares of the Company’s Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock and (ii) the exercise of 547,500 options held by Ms. Stewart, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Class A Common Stock.

(Page 2 of 8)

CUSIP No.	573083102

1	NAMES OF REPORTING PERSONS The Martha Stewart Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut

	5	SOLE VOTING POWER

NUMBER OF		0 shares of Class A Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,912,747 shares of Class A Common Stock (4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Class A Common Stock

WITH:	8	SHARED DISPOSITIVE POWER

26,912,747 shares of Class A Common Stock (4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,912,747 shares of Class A Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

49.2%(5)

12	TYPE OF REPORTING PERSON

PN
(4) Includes (i) 26,690,125 shares of Class B Common Stock, each of which is convertible at the option of the holder into an equivalent number of shares of the Company’s Class A Common Stock and (ii) 222,622 shares of Class A Common Stock.
(5) Based upon a total of 27,990,067 shares of Class A Common Stock outstanding as of November 5, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, and assumes conversion of all 26,690,125 shares of Class B Common Stock, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Class A Common Stock.

(Page 3 of 8)

SCHEDULE 13G
Item 1.
(a) Name of Issuer:
Martha Stewart Living Omnimedia, Inc.
(b) Address of Issuer’s Principal Executive Offices:
601 West 26th Street, New York, New York 10001
Item 2.
(a) NAME OF PERSONS FILING:
This Schedule 13G is being filed by and on behalf of the following persons:
(i) Martha Stewart; and

(ii) Martha Stewart Family Limited Partnership (“MSFLP”)
(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
601 West 26th Street, New York, New York 10001
(c) CITIZENSHIP:
Martha Stewart is a United States citizen. MSFLP is a limited partnership organized under the laws of the State of Connecticut.
(d) TITLE OF CLASS OF SECURITIES:
Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”)
(e) CUSIP NUMBER:
573083102
Item 3. Not applicable as this Schedule is filed pursuant to Rule 13d-1(d)
Item 4. Ownership
(a) Amount beneficially owned:
MARTHA STEWART: As of December 31, 2009, the Reporting Person may be deemed to beneficially own 28,336,071 shares of Class A Common Stock. This number includes (i) 5,100 shares of the Company’s Class A Common Stock held directly by the Reporting Person, (ii) 547,500 shares of the Company’s Class A Common Stock, which are subject to options exercisable by the Reporting Person, (iii) 29,816 shares of Class A Common Stock held by the 1999 Trust, of which the Reporting Person is the sole trustee, (iv) 822,990 shares of Class A Common Stock held by the Foundation, of which the Reporting Person is a co-trustee, (v) 37,270 shares of Class A Common Stock held by the 2000 Trust, of which the Reporting Person is a co-trustee, (vi) 10,648 shares of Class A Common Stock held by M. Stewart, Inc., the general partner of Martha Stewart Partners, L.P., of which the Reporting Person is the sole director, (vii) 222,622 shares of Class A Common Stock held by MSFLP, of which the Reporting Person is the general partner, and (viii) 26,690,125 shares of the Company’s Class B Common Stock, each of which is convertible at the option of the holder into one share of the Company’s Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by the Reporting Person as the sole general partner of MSFLP.
As of December 31, 2009, the 582,416 shares of Class A Common Stock owned directly by Ms. Stewart are subject to a revocable proxy, dated as of October 6, 2004, held by Alexis Stewart. In addition, pursuant to a power of attorney dated October 6, 2004, Ms. Stewart appointed Alexis Stewart as her attorney-in-fact.
MSFLP: 26,912,747 shares of Class A Common Stock. This number includes (i) 26,690,125 shares of Class B Common Stock, each of which is convertible at the option of the holder into one share of the Company’s Class A Common Stock and (ii) 222,622 shares of Class A Common Stock. MSFLP disclaims beneficial ownership of all securities other than those held directly by MSFLP. As of December 31, 2009, the 222,622 shares of Class A Common Stock and the 26,690,125 shares of Class B Common Stock owned directly by MSFLP are subject to a revocable proxy, dated October 6, 2004, held by Alexis Stewart.

(Page 4 of 8)

SCHEDULE 13G
(b) Percent of class:
MARTHA STEWART: 51.4% (assumes (i) the conversion of 26,690,125 shares of the Company’s Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock and (ii) the exercise of 547,500 options held by Ms. Stewart, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Class A Common Stock (calculated based on a total of 27,990,067 shares of Class A Common Stock outstanding as of November 5, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009)).
MSFLP: 49.2% (assumes the conversion of all 26,690,125 shares of Class B Common Stock, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Class A Common Stock (calculated based on a total of 27,990,067 shares of Class A Common Stock outstanding as of November 5, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009)).
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote:
MARTHA STEWART: 582,416 shares, including (i) 5,100 shares of the Company’s Class A Common Stock held directly by the Reporting Person, (ii) 547,500 shares of the Company’s Class A Common Stock, which are subject to options exercisable by the Reporting Person, and (iii) 29,816 shares of Class A Common Stock held by the 1999 Trust, of which the Reporting Person is the sole trustee.
MSFLP: 0 shares of Class A Common Stock.
(ii) Shared power to vote or to direct the vote:
MARTHA STEWART: Ms. Stewart shares voting power with respect to the 27,783,655 shares of Class A Common Stock as follows: (i) Ms. Stewart, as a co-trustee, shares voting power with Alexis Stewart, a co-trustee, with respect to the 822,990 shares of Class A Common Stock held by the Foundation, (ii) Ms. Stewart, as a co-trustee, shares voting power with Lawrence Shire, a co-trustee, of the 2000 Trust, with respect to the 37,270 shares of Class A Common Stock held by the 2000 Trust, (iii) Ms. Stewart shares voting power with M. Stewart, Inc. (of which Ms. Stewart is sole director and executive officer) with respect to the 10,648 shares of Class A Common Stock owned by M. Stewart, Inc, the general partner of Martha Stewart Partners, L.P., of which the Reporting Person is the sole director, (iv) Ms. Stewart shares voting power with MSFLP with respect to the 222,622 shares of Class A Common Stock held indirectly by Ms. Stewart as the sole general partner of MSFLP, and (v) Ms. Stewart shares voting power with MSFLP with respect to the 26,690,125 shares of the Company’s Class B Common Stock held indirectly by Ms. Stewart as the sole general partner of MSFLP, each of which is convertible at the option of the holder into one share of the Company’s Class A Common Stock.
MSFLP: 26,912,747 shares, including (i) 26,690,125 shares of Class B Common Stock, each of which is convertible at the option of the holder into an equivalent number of shares of the Company’s Class A Common Stock and (ii) 222,622 shares of Class A Common Stock.

(Page 5 of 8)

SCHEDULE 13G
(iii) Sole power to dispose or to direct the disposition:
MARTHA STEWART: 582,416 shares, including (i) 5,100 shares of the Company’s Class A Common Stock held directly by the Reporting Person, (ii) 547,500 shares of the Company’s Class A Common Stock, which are subject to options exercisable by the Reporting Person, and (iii) 29,816 shares of Class A Common Stock held by the 1999 Trust, of which the Reporting Person is the sole trustee.
MSFLP: 0 shares of Class A Common Stock.
(iv) Shared power to dispose or to direct the disposition:
MARTHA STEWART: Ms. Stewart shares dispositive power with respect to the 27,783,655 shares of Class A Common Stock as follows: (i) Ms. Stewart, as a co-trustee, shares dispositive power with Alexis Stewart, a co-trustee, with respect to the 822,990 shares of Class A Common Stock held by the Foundation, (ii) Ms. Stewart, as a co-trustee, shares dispositive power with Lawrence Shire, a co-trustee, of the 2000 Trust, with respect to the 37,270 shares of Class A Common Stock held by the 2000 Trust, (iii) Ms. Stewart shares dispositive power with M. Stewart, Inc. (of which Ms. Stewart is sole director and executive officer) with respect to the 10,648 shares of Class A Common Stock owned by M. Stewart, Inc, the general partner of Martha Stewart Partners, L.P., of which the Reporting Person is the sole director, (iv) Ms. Stewart shares dispositive power with MSFLP with respect to the 222,622 shares of Class A Common Stock held indirectly by Ms. Stewart as the sole general partner of MSFLP, and (v) Ms. Stewart shares dispositive power with MSFLP with respect to the 26,069,125 shares of the Company’s Class B Common Stock held indirectly by Ms. Stewart as the sole general partner of MSFLP, each of which is convertible at the option of the holder into one share of the Company’s Class A Common Stock.
MSFLP: 26,912,747 shares, including (i) 26,690,125 shares of Class B Common Stock, each of which is convertible at the option of the holder into an equivalent number of shares of the Company’s Class A Common Stock and (ii) 222,622 shares of Class A Common Stock.
Except as provided herein, no person other than each respective owner referred to herein of Class A Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Class A Common Stock.
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Lawrence Shire and Martha Stewart, as a co-trustees of the 2000 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 37,270 shares of Class A Common Stock owned by the 2000 Trust. M. Stewart, Inc., of which Martha Stewart is the sole director and an executive officer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 10,648 shares of Class A Common Stock owned by M. Stewart, Inc. Alexis Stewart and Martha Stewart, as a co-trustees of the Foundation, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 822,990 shares of Class A Common Stock owned by the Foundation.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

(Page 6 of 8)

SCHEDULE 13G
Item 8. Identification and Classification of Members of the Group
By virtue of the relationships described in Item 4(a) above, Ms. Stewart and MSFLP may be deemed to have become members of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. Each of the Foundation, M. Stewart, Inc., the 1999 Trust, the 2000 Trust, Alexis Stewart (both as an individual and as a co-trustee of the Foundation) and Lawrence Shire (as a co-trustee of the 2000 Trust), report separately on Schedules 13D.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certifications
Not applicable.

(Page 7 of 8)

SCHEDULE 13G
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010	/s/ Martha Stewart
Martha Stewart THE MARTHA STEWART FAMILY LIMITED PARTNERSHIP
	By:	/s/ Martha Stewart
Martha Stewart

(Page 8 of 8)